Exhibit 99.1

SIGNA Sports United Annual Report on Form 20-F
for Fiscal Year Ended September 30, 2022

Berlin, Germany (February 21, 2023) – SIGNA Sports United N.V. (NYSE: SSU) (“SSU” or the “Company”) announces the filing of its annual report on Form 20-F for the fiscal year ended September 30, 2022 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F can be accessed on the Investor Relations section of the Company’s website https://investor.signa-sportsunited.com or on the SEC's website at www.sec.gov.

Shareholders and owners and holders of the Company’s warrants may request a hard copy of the Company’s annual report on Form 20-F containing the audited consolidated financial statements, free of charge, by contacting the Company at Kantstraße 164, Upper West, 10623 Berlin, Germany.

Contacts

SSU Investor Contact
Alima Levy
a.levy@signa-sportsunited.com
+49 174 730 4938

SSU Media Contact
Justine Powell
j.powell@signa-sportsunited.com
+49 1523 464 9843

About SIGNA Sports United:
SIGNA Sports United (SSU) is a NYSE-listed specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6.5 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter.
Further information: www.signa-sportsunited.com.